

February 23, 2026

Emilio Mahuad
Co-Chief Executive Officer
West Enclave Merger Corp.
C. Calderón de la Barca 22
Ciudad de Mexico, 11540 México

> **Re: West Enclave Merger Corp.**
> **Draft Registration Statement on Form S-1**
> **Submitted January 16, 2026**
> **CIK No. 0002104260**

Dear Emilio Mahuad:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement and nonpublic draft submissions at least 15 days prior to any road show as that term is defined in Rule 433(h)(4) or, in the absence of a road show, at least 15 days prior to the requested effective date of the registration statement. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Catherine De Lorenzo at 202-551-3772 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Jason Simon, Esq.